MANEX RESOURCE GROUP INC.

Manex Resource Group

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546

06015888

August 3, 2006

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

Dear Sirs:

Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
<u>File No. 82-4427</u>

By letter of July 13, 2006 we forwarded to you copies of insider reports filed on SEDI on behalf of Lawrence Page with respect to the trading of securities in Avalon Ventures Ltd.

We have since amended these reports and enclose copies of the amendments for your files.

Yours very truly,

MANEX RESOURCE GROUP INC.

Barb Fines

Per:
Barbara L. Fines
Corporate Secretary

/blf
Encl.

S·E·D·I

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Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

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2006-08-03, 14:56:02, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	11000
Filing date	2006-08-03
Date of transaction	2006-06-30
Nature of transaction	10 - Acquisition or disposition in the public market
Number or value of securities disposed of	10000
Unit price or exercise price	1.2000 Currency Canadian Dollar
Closing balance of securities held	1000
General remarks *(if necessary to describe the transaction)*	
Private remarks to securities regulatory authorities	

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Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

File insider report
Amend insider transaction

Amend insider transaction - Completed

The transaction has been amended.

Do you want to amend another transaction? Yes No

2006-08-03, 14:54:34, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	11000		
Filing date	2006-08-03		
Date of transaction	2006-06-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	10000		
Unit price or exercise price	1.1900	Currency	Canadian Dollar
Closing balance of securities held	1000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

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